Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                                 Name and Address of Corporation:

TransCanada PipeLines Limited (“TCPL”)

450 — 1st Street S.W.

Calgary, Alberta T2P 5H1

Item 2.                                 Date of Material Change:

March 17, 2016

Item 3.                                 Press Release:

A news release disclosing the material change was issued by TransCanada Corporation (“TransCanada” or the “Corporation”), the parent company of TCPL, on March 17, 2016 and disseminated through the services of Marketwired and subsequently filed on SEDAR and with the United States Securities and Exchange Commission (the “SEC”).

Item 4.                                 Summary of Material Change:

On March 17, 2016, TCPL, TransCanada PipeLine USA Ltd. (“TransCanada Holdco”) and Taurus Merger Sub Inc. (“Merger Sub”), all direct or indirect wholly-owned subsidiaries of the Corporation, and the Corporation (for the limited purposes of providing representations and warranties, pursuing regulatory approvals and obtaining the financing for the Acquisition) entered into an agreement and plan of merger (the “Merger Agreement”) with Columbia Pipeline Group, Inc. (“Columbia”), pursuant to which TCPL, indirectly through TransCanada Holdco and Merger Sub, agreed to acquire Columbia through a merger of Merger Sub with and into Columbia (the “Acquisition”), for a total purchase price of approximately U.S.$10.25 billion (the “Purchase Price”), which, together with approximately U.S.$2.75 billion of assumed debt, constitutes a total transaction value of approximately U.S.$13.0 billion.

In conjunction with the Acquisition, TransCanada entered into an agreement, on a “bought deal” basis, with a syndicate of underwriters co-led by RBC Dominion Securities Inc. and TD Securities Inc. (collectively, the “Lead Underwriters”), for an offering of 92.0 million subscription receipts (the “Subscription Receipts”), at a price of $45.75 per Subscription Receipt for total gross proceeds of $4.209 billion (the “Offering”), with each Subscription Receipt entitling the holder thereof to receive (i) automatically upon the closing of the Acquisition, without any further action on the part of the holder thereof and without payment of additional consideration, one common share (“Common Share”) of the Corporation, and (ii) Dividend Equivalent Payments (as defined herein).

In addition, the Corporation has granted to the Underwriters (as defined herein) an option (the “Over-Allotment Option”), exercisable at any time up to 30 days following the closing date of the Offering (the “Offering Closing Date”), to purchase up to an additional 4.6 million Subscription Receipts at the Offering price.

For purposes of financing the Purchase Price, on March 17, 2016, TCPL engaged Royal Bank of Canada, JPMorgan Chase Bank, N.A., The Toronto-Dominion Bank, Wells Fargo Bank,

N.A. and certain of their respective affiliates to provide, on a fully underwritten basis, senior unsecured bridge term loan credit facilities in an aggregate principal amount of up to U.S.$10.3 billion (the “Acquisition Credit Facilities”). The Acquisition Credit Facilities consist of (i) an equity bridge term loan credit facility in an aggregate principal amount of U.S.$3.2 billion (the “Equity Bridge Facility”), (ii) an asset sale bridge term loan credit facility (the “Cdn. Asset Sale Bridge Facility”), and (iii) an asset sale bridge term loan credit facility (the “U.S. Asset Sale Bridge Facility” and, together with the Cdn. Asset Sale Bridge Facility, the “Asset Sale Bridge Facilities”). The aggregate principal amount of the Asset Sale Bridge Facilities is U.S.$7.1 billion.  TransCanada Holdco will be the borrower under the U.S. Asset Sale Bridge Facility and TCPL will be the borrower under the remainder of the Acquisition Credit Facilities and will be a guarantor under the U.S. Asset Sale Bridge Facility (TCPL and TransCanada Holdco, together, the “Borrowers”).

Item 5.1.                       Full Description of Material Change:

The Acquisition

On March 17, 2016, TCPL, TransCanada Holdco and Merger Sub, all direct or indirect wholly-owned subsidiaries of the Corporation, and the Corporation (for the limited purposes of providing representations and warranties, pursuing regulatory approvals and obtaining the financing for the Acquisition) entered into the Merger Agreement with Columbia, pursuant to which TCPL, indirectly through TransCanada Holdco and Merger Sub, agreed to acquire Columbia through a merger of Merger Sub with and into Columbia for a total Purchase Price of U.S.$10.25 billion, which, together with approximately U.S.$2.75 billion of assumed debt, constitutes a total transaction value of approximately U.S.$13.0 billion.

The following is a summary of certain provisions of the Merger Agreement and  is qualified in its entirety by reference to, the full text of the Merger Agreement, a copy of which has been filed with Canadian securities regulatory authorities on SEDAR at www.sedar.com and with the SEC at www.sec.gov.

The Merger and Merger Consideration

In accordance with the terms of and subject to the conditions set forth in the Merger Agreement, at the effective time of the closing of the Acquisition, Merger Sub will merge with and into Columbia (the “Merger”) with Columbia continuing as the surviving corporation, and each issued and outstanding share of Columbia common stock will be cancelled and (other than Columbia treasury stock or shares of Columbia common stock held directly or indirectly by the Corporation) converted automatically into the right to receive U.S.$25.50 in cash, without interest (the “Per Share Merger Consideration”). In addition, all of the equity awards under Columbia ‘s benefit plans will vest and be converted into the right to receive the Per Share Merger Consideration for each share of Columbia common stock underlying such equity awards. The aggregate amount of Per Share Merger Consideration to be paid, including with respect to equity awards under Columbia’s benefit plans, is approximately U.S.$10.25 billion in cash and does not include the outstanding long term debt of Columbia of approximately U.S.$2.75 billion. The Merger Agreement also provides for the vesting and termination of outstanding equity based awards, subject to certain conditions.

Representations and Warranties

Under the Merger Agreement, each of Columbia, the Corporation, TCPL, TransCanada Holdco and Merger Sub have made various representations and warranties.

Columbia’s representations and warranties relate to, among other things: the organization, standing and power of Columbia and its subsidiaries; Columbia’s subsidiaries and joint ventures; capital structure; authority to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement; noncontravention; Columbia and Columbia Pipeline Partners LP’s public company reporting and compliance obligations and financial statements; undisclosed liabilities; absence of certain changes or events; litigation; contracts; compliance with law; permits; labour and employment matters; employee benefit matters; taxes; environmental matters; insurance; real estate matters; intellectual property; regulatory matters; related party transactions; voting requirements to approve the Merger Agreement and the transactions contemplated by the Merger Agreement; brokers and other advisors; opinions of financial advisors; and the applicability of state takeover protection statutes.

The representations and warranties of the Corporation, TCPL, TransCanada Holdco and Merger Sub relate to, among other things: organization, standing and power of the Corporation, TCPL, TransCanada Holdco and Merger Sub; authority to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement; noncontravention; litigation; brokers and other advisors; the operations and ownership of Merger Sub; ownership of Columbia common stock; debt financing; access to information; CFIUS (as defined herein); and compliance with laws and permits.

Covenants

Columbia, the Corporation, TCPL, TransCanada Holdco and Merger Sub have made covenants governing the conduct of the parties to the Merger Agreement during the period between the signing of the Merger Agreement and the closing of the Acquisition, at the closing of the Acquisition, and after the closing of the Acquisition.

Conduct of Business

Columbia has agreed, among other things, from the date of the Merger Agreement until the closing of the Acquisition to, and to cause its subsidiaries to, except as otherwise contemplated by the Merger Agreement or with the prior written consent of TCPL, conduct its business in the ordinary course consistent with past practices and to use commercially reasonable efforts to preserve its current business organizations and to preserve in all material respects its relationships and goodwill with governmental entities, customers, suppliers, creditors, lessors, lessees, officers and employees.

The Merger Agreement also contains specific restrictive covenants as to certain restricted activities of Columbia and its subsidiaries (subject, in certain cases, to specified exceptions, including an exception related to a drop-down transaction involving Columbia Pipeline Partners LP) which require TCPL’s consent, including, but not limited to: (i) paying dividends; (ii) certain changes to the corporate structure and capital stock of Columbia or its subsidiaries; (iii) engaging in certain transactions with respect to the shares, equity or other related securities of Columbia or its subsidiaries; (iv) amending organizational documents; (v) acquiring or selling assets with a value greater than $10 million; (vi) taking certain actions with respect to the indebtedness of Columbia or any of its subsidiaries; (vii) making capital expenditures in the aggregate in excess of $40 million in any three month period (other than those set forth in Columbia’s capital expenditures plan, among other exceptions); (viii) settling certain kinds of claims; (ix) modifying, terminating or entering into certain types of Material Contracts (as defined in the Merger Agreement); (x) terminating any material permit or allowing a material permit to lapse; and (xi) making or agreeing to make certain changes to insurance policies.

Deal Protections

The Merger Agreement provides that Columbia is restricted from initiating, soliciting, negotiating, facilitating or engaging in discussions with respect to or providing any information to any person relating to an “Acquisition Proposal” (as defined in the Merger Agreement), except that Columbia may engage in discussions and provide information with respect to “Acquisition Proposals” that constitute or are reasonably likely to constitute a “Superior Proposal” (as defined in the Merger Agreement) and for which Columbia’s board of directors determines in good faith (after consultation with its outside advisors) that failure to take such actions would reasonably be expected to result in a breach of its fiduciary duties under applicable law.  In addition, the board of directors of Columbia is restricted from changing its recommendation regarding the Acquisition or supporting another Acquisition Proposal, except in respect of an “Intervening Event” (as defined in the Merger Agreement) or a Superior Proposal (but subject in each case to certain notice and matching rights granted to TCPL under the Merger Agreement) for which Columbia’s board of directors determines in good faith (after consultation with its outside advisors) that failure to take such action would be inconsistent with its fiduciary duties under applicable law. Furthermore, Columbia has a right to terminate the Merger Agreement in favour of a Superior Proposal, but subject to certain notice and matching rights granted to TCPL under the Merger Agreement and the good faith determination by Columbia’s board of directors (after consultation with its outside advisors) that failure to take such action would be inconsistent with its fiduciary duties under applicable law.

Regulatory Approvals

The Merger Agreement provides that Columbia, the Corporation and TCPL shall cooperate with each other and use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their part under the Merger Agreement and applicable law to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including, but not limited to, preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity, including any government antitrust authority, in order to consummate the Merger or any of the other transactions contemplated by the Merger Agreement. The Merger Agreement also includes specific covenants with respect to filings under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and with respect to filings with the Committee on Foreign Investment in the United States (“CFIUS”), including a covenant that the Corporation will take all actions (including divestitures) to obtain expiry or early termination of the waiting period under the HSR Act and to obtain the CFIUS Clearance (as defined herein), except, in each case, to the extent that such actions would have a material adverse effect on Columbia and its subsidiaries or the Corporation and its subsidiaries.

Post-Closing Covenants

Under the Merger Agreement, TCPL and TransCanada Holdco have agreed, subject to certain specified exceptions and limitations, to provide continuing levels of compensation and certain benefits of the employees of Columbia and its subsidiaries until December 31, 2017 and to recognize the past service of such employees for the purposes of their entitlements under the Corporation’s applicable employee benefit plans.  TCPL has also agreed to indemnify the directors and officers of Columbia from certain liabilities in connection with their service as directors and officers of Columbia or any of its subsidiaries. In addition, TCPL has agreed to use commercially reasonable efforts to continue division-related headquarter functions in Charleston, West Virginia and to maintain employment levels and community presence in certain locations in the U.S. until the second anniversary of the closing date.

Closing Conditions

The Acquisition is subject to a number of customary closing conditions, including, but not limited to, the approval of the Merger Agreement by holders of a majority of Columbia’s common stock (“Columbia Stockholder Approval”), the expiry or early termination of the waiting period under the HSR Act, completion of the clearance process undertaken by CFIUS under the Defense Production Act of 1950 (“CFIUS Clearance”), and the absence of a “Material Adverse Effect” (as defined in the Merger Agreement).

Termination

The Merger Agreement may be terminated prior to the closing in certain circumstances, including if the Merger is not consummated on or before September 17, 2016; provided, however, that if additional time is necessary in order to obtain expiry or early termination of the waiting period under the HSR Act, such date may be automatically extended for two additional three month periods.

In the event that the Merger Agreement is terminated (i) by Columbia to accept a Superior Proposal, (ii) (A) by TCPL or Columbia for failure to obtain the Columbia Stockholder Approval or failure to close by September 17, 2016 or (B) by TCPL for Columbia’s material breach of the Merger Agreement and, in each case, Columbia subsequently consummates or enters into an agreement with respect to an Acquisition Proposal within twelve months of such termination or (iii) by TCPL for a change of recommendation by Columbia’s board or Columbia’s breach of the no-shop covenant included in the Merger Agreement, Columbia has agreed to pay a termination payment of U.S.$309 million. If the Merger Agreement is terminated in certain other circumstances, Columbia has agreed to reimburse TCPL’s reasonable out-of-pocket expenses up to U.S.$40 million.

Columbia

Columbia owns approximately 15,000 miles (24,140 kilometres (“km”)) of strategically  located interstate natural gas pipelines extending from New York to the Gulf of Mexico and one of the U.S.’s largest underground natural gas storage systems, with approximately 296 billion cubic feet (“Bcf”) of working gas capacity, as well as related gathering and processing assets. For the year ended December 31, 2015, 94.6% of Columbia’s revenue, excluding revenues generated from cost recovery under certain regulatory tracker mechanisms, was generated under firm revenue contracts.

Acquisition Rationale

Columbia’s assets include one of the largest interstate natural gas pipeline systems in the United States, providing transportation, storage and related services to a variety of customers in the U.S. Northeast, Midwest, Mid-Atlantic and Gulf Coast regions. This extensive, competitively-positioned, growing network of regulated natural gas pipeline and storage assets in the Marcellus and Utica shale gas regions complements TransCanada’s existing North American footprint. According to the U.S. Energy Information Administration, production in the Marcellus and Utica shale regions grew from approximately 2.7 Bcf/day of natural gas in 2010 to approximately 19.6 Bcf/day in 2015, and, according to IHS CERA, natural gas production in these regions is anticipated to grow to above 30 Bcf/day by the end of 2020. Combined, the 91,000 km (56,900 mile) natural gas pipeline system connects North America’s fastestgrowing supply basins to markets across the continent. The combination will result in 664 Bcf of storage capacity, including Columbia’s system capacity of 296 Bcf. It will also leave TransCanada well positioned to transport North America’s natural gas supply to liquefied natural gas terminals for export to international markets.

TransCanada views the Acquisition as a major part of a series of planned business changes, including the planned monetization of its U.S. Northeast merchant power business and of a minority interest in its Mexican natural gas pipeline business that, taken with the Acquisition will significantly transform  the Corporation’s business and position it to generate significant growth, while maintaining its financial strength and flexibility.

Financing of the Acquisition

The Purchase Price and the expenses related to the Acquisition will be financed at the closing of the Acquisition, directly or indirectly, with a combination of some or all of the following: (i) net proceeds of the Offering, (ii) amounts drawn under the Acquisition Credit Facilities, and (iii) existing cash on hand and other sources available to the Corporation, including the planned monetization of the Corporation’s U.S. Northeast merchant power assets and a minority interest in its Mexican natural gas pipeline business.

The Offering

In conjunction with the Acquisition, on March 17, 2016, TransCanada entered into an agreement, on a “bought deal” basis, with the Lead Underwriters and certain of the Underwriters for an offering of 92.0 million Subscription Receipts, at a price of $45.75 per Subscription Receipt for gross proceeds of approximately $4.209 billion, with each Subscription Receipt entitling the holder thereof to receive (i) automatically upon the closing of the Acquisition, without any further action on the part of the holder thereof and without payment of additional consideration, one Common Share, and (ii) Dividend Equivalent Payments.

TransCanada subsequently entered into an underwriting agreement dated March 18, 2016 with the Lead Underwriters and BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., J.P. Morgan Securities Canada Inc., Wells Fargo Securities Canada, Ltd., Merrill Lynch Canada Inc., Citigroup Global Markets Canada Inc., Credit Suisse Securities (Canada), Inc., Deutsche Bank Securities Inc., HSBC Securities (Canada) Inc., FirstEnergy Capital Corp., Macquarie Capital Markets Canada Ltd. and Peters & Co. Limited (collectively, the “Underwriters”), and in consideration of the services of such Underwriters in connection with the Offering, the Corporation will pay the Underwriters a fee of $1.486875 per Subscription Receipt issued and sold by the Corporation as part of the Offering, for an aggregate fee payable by the Corporation of $136,792,500.  The Underwriters’ fee is payable as to 50% on the Offering Closing Date and 50% upon the closing of the Acquisition. In the event the Escrowed Funds are refunded to purchasers, the fee payable to the Underwriters in respect of the Subscription Receipts will consist solely of the amount payable on the Offering Closing Date.

The Corporation has granted to the Underwriters the Over-Allotment Option exercisable at any time until 30 days following the Offering Closing Date to purchase up to an additional 4.6 million Subscription Receipts at a price of $45.75 per Subscription Receipt.

The following is a summary of certain provisions of the subscription receipt agreement (the “Subscription Receipt Agreement”) to be dated as of the Offering Closing Date among the Corporation, the Lead Underwriters, and Computershare Trust Company of Canada, as escrow agent (the “Escrow Agent”) and is qualified in its entirety by reference to, the full text of the Subscription Receipt Agreement, a copy of which will be filed with Canadian securities regulatory authorities on SEDAR at www.sedar.com and with the SEC at www.sec.gov on the Offering Closing Date.

The Subscription Receipts will be issued pursuant to the Subscription Receipt Agreement entered into on the Offering Closing Date. The gross proceeds from the sale of the Subscription Receipts (the “Escrowed Funds”) will be delivered to and held in escrow by the Escrow Agent as agent and bailee on behalf of the holders of Subscription Receipts and will be invested pursuant to the terms of the Subscription Receipt Agreement, pending: (i) receipt of a notice in accordance with the terms and conditions to be set out in the Subscription Receipt Agreement, signed by the Corporation and the Lead Underwriters confirming that the Escrow Release Condition (as defined herein) has occurred (the “Escrow Release Notice”); or (ii) the Termination Time (as defined herein); provided that Dividend Equivalent Payments may be made from the Escrowed Funds and the interest credited or received thereon from time to time as described herein.

Automatic Exchange

Each Subscription Receipt will entitle the holder thereof to receive automatically upon the closing of the Acquisition, without any further action on the part of the holder thereof and without payment of additional consideration, one Common Share of the Corporation.

Provided that the closing of the Acquisition occurs prior to the Termination Time, the Escrow Agent will automatically issue and deliver the appropriate number of Common Shares to each registered holder of Subscription Receipts without any further action required by such holder and without payment of additional consideration. Following the closing of the Acquisition, any unpaid Dividend Equivalent Payment will be paid by the Escrow Agent from the Escrowed Funds and any interest credited or recorded thereon to Subscription Receipt holders of record on the record date for the corresponding dividend.

Dividend Equivalent Payments

Holders of Subscription Receipts will be entitled to receive payments per Subscription Receipt equal to the per Common Share cash dividends, if any, actually paid or payable to holders of Common Shares in respect of all record dates for such dividends occurring from the Offering Closing Date to, but excluding, the last day on which the Subscription Receipts remain outstanding, to be paid to holders of Subscription Receipts concurrently with the payment date of each such dividend on the Corporation’s outstanding Common Shares, paid first out of any interest credited or received on the Escrowed Funds and then out of the Escrowed Funds (any such payment, a “Dividend Equivalent Payment”).

Notwithstanding the foregoing, holders of Subscription Receipts of record at the close on April 15, 2016 will be entitled to a Dividend Equivalent Payment in respect of the $0.565 per Common Share dividend payable by TransCanada on April 29, 2016 to holders of Common Shares of record at the close on March 31, 2016 even though the Subscription Receipt holders were not holders of record on the record date for such Common Share dividend.

In the event that the Termination Time occurs after a dividend has been declared on the Common Shares but before the record date for such dividend, holders of Subscription Receipts will receive, as part of the Termination Payment (as defined herein), a pro rata Dividend Equivalent Payment in respect of such dividend declared on the Common Shares based on the ratio of the time between (i) the date of the prior Dividend Equivalent Payment (or, if none, the Offering Closing Date) and the Termination Time to (ii) the date of the prior Dividend Equivalent Payment (or, if none, the prior payment date for dividends on the Common Shares) and the dividend payment date for the dividend so declared. If the Termination Time occurs on a record date or following a record date but on or prior to the payment date, holders of Subscription Receipts will be entitled to receive the full Dividend Equivalent Payment.

Any Dividend Equivalent Payments will be made first out of any interest that has been credited or received on the Escrowed Funds and then out of the Escrowed Funds, and will be paid net of any applicable withholding taxes.

Release of Escrowed Funds

Once the parties to the Merger Agreement are able to complete the Acquisition in all material respects in accordance with the terms of the Merger Agreement, but for the payment of the Purchase Price, and the Corporation has available to it all other funds required to complete the Acquisition (the “Escrow Release Condition”), the Corporation will provide the Escrow Release Notice to the Escrow Agent and the Escrow Agent will release the Escrowed Funds, less any amounts required to satisfy payment of any unpaid Dividend Equivalent Payment, to or at the direction of the Corporation. Under the terms of the Subscription Receipt Agreement, the Escrowed Funds may, at the election of the Corporation, be so released up to six Business Days (as defined in the Subscription Receipt Agreement for these purposes as any day other than a Saturday or Sunday or a day on which banks in the City of New York are required or authorized to be closed) prior to the anticipated closing of the Acquisition.

In the event that the Escrowed Funds are released pursuant to an Escrow Release Notice and the closing of the Acquisition does not occur within six Business Days of such release, the Corporation will cause the Escrowed Funds to be returned to the Escrow Agent and the Escrowed Funds will either continue to be held by the Escrow Agent pursuant to the terms of the Subscription Receipt Agreement or returned to the holders of Subscription Receipts, as applicable.

Termination

In the event that the Escrow Release Notice is not delivered on or prior to 5:00 p.m. (Calgary time) on March 17, 2017 (the “Outside Date”), or if the Merger Agreement is terminated or the Corporation advises the Underwriters or announces to the public that TCPL does not intend to proceed with the Acquisition at any earlier time (such termination, advising or announcement being a “Termination Event”, and the earlier of (i) 5:00 p.m. (Calgary time) on the Outside Date without the Escrow Release Notice having been delivered, and (ii) the occurrence of a Termination Event being the “Termination Time”) or the Escrowed Funds are released pursuant to an Escrow Release Notice but subsequently returned to the Escrow Agent and no further Escrow Release Notice is delivered on or prior to the Termination Time, the Escrow Agent will pay to each holder of Subscription Receipts, commencing on the third business day following the Termination Time, an amount equal to the aggregate issue price of such holder’s Subscription Receipts, plus any unpaid Dividend Equivalent Payments owing to such holder of Subscription Receipts (the “Termination Payment”).

The Termination Payment will be made from the balance of the Escrowed Funds at the Termination Time, including from any interest credited or received on the Escrowed Funds, provided that if the balance of the Escrowed Funds, together with any such interest, is insufficient to cover the full amount of the Termination Payment, TransCanada will be required, under the Subscription Receipt Agreement, to pay to the Escrow Agent as agent on behalf of the holders of Subscription Receipts the deficiency, if any, between the amount of Escrowed Funds, together with any such interest, at the Termination Time and the aggregate of the Termination Payments due to the holders of Subscription Receipts. If any amount of such interest on the Escrowed Funds remains unused after the full payment of the Termination Payment, it shall be paid by the Escrow Agent to the Corporation.

Acquisition Credit Facilities

For the purposes of financing the Purchase Price, on March 17, 2016, TCPL engaged Royal Bank of Canada, JPMorgan Chase Bank, N.A., The Toronto-Dominion Bank, Wells Fargo Bank, N.A. and certain of their respective affiliates to provide, on a fully underwritten basis, the Acquisition Credit Facilities in an aggregate principal amount of up to U.S.$10.3 billion. The Acquisition Credit Facilities consist of (i) the Equity Bridge Facility in an aggregate principal amount of U.S.$3.2 billion, (ii) the Cdn. Asset Sale Bridge Facility, and (iii) the U.S. Asset Sale Bridge Facility. The aggregate principal amount of the Asset Sale Bridge Facilities is U.S.$7.1 billion.  TransCanada Holdco will be the borrower under the U.S. Asset Sale Bridge Facility and TCPL will be the borrower under the remainder of the Acquisition Credit Facilities and will be a guarantor under the U.S. Asset Sale Bridge Facility.

The Asset Sale Bridge Facilities are intended to be repaid through the sale of the Corporation’s U.S. Northeast merchant power assets, comprised of Ravenswood, Ironwood, Ocean State Power, TC Hydro and Kibby Wind. These assets provide electricity supply to commercial, industrial and institutional customers in Massachusetts, Rhode Island, Maine, New Hampshire, Connecticut, Pennsylvania and New York. The Corporation also intends to monetize a portion of the Corporation’s Mexican natural gas pipeline business, which currently includes the Guadalajara Pipeline which connects to an LNG regasification facility located near Manzanillo on the Pacific Coast of Mexico, and the Tamazunchale Pipeline, a natural gas pipeline in east Central Mexico that connects facilities of Mexico’s state-owned petroleum company to natural gas power generation plants near Tamazunchale, Mexico and other projects under construction or development.

The Equity Bridge Facility will mature 364 days following the earlier of the funding date and the closing of the Acquisition, and the Asset Sale Bridge Facilities will mature 24 months following the earlier of the funding date and the closing of the Acquisition.

The credit agreement or agreements pursuant to which the Acquisition Credit Facilities will be extended (the “Acquisition Credit Agreement”) will contain certain prepayment options in favour of the Borrowers and certain mandatory prepayment obligations upon the occurrence of certain events.  In particular, the Borrowers will be required to effect reductions or make certain mandatory prepayments of the Acquisition Credit Facilities, which will permanently reduce the commitments of the lenders and/or require the mandatory repayment of indebtedness under the Acquisition Credit Facilities, in an amount equal to the net cash proceeds from: (i) any issuance of equity and/or subscription receipts or other equity securities by the Corporation or any of its subsidiaries, other than pursuant to certain prescribed exceptions, including to fund projected capital expenditures, (ii) any issuance of debt securities or incurrence of other indebtedness for borrowed money by the Corporation or any of its subsidiaries, other than certain prescribed exceptions (including amounts borrowed from time to time under existing credit facilities and commercial paper programs or to fund projected capital expenditures), and (iii) all asset sales or other dispositions of property by the Corporation or any of its subsidiaries, subject to certain prescribed exceptions.

The Acquisition Credit Agreement will contain (i) customary representations and warranties and affirmative and negative covenants of the Borrowers that will be nearly identical to those in TCPL’s existing credit agreement dated October 14, 2011, and (ii) certain additional representations and warranties as are customary for acquisition financings of the nature contemplated by the Acquisition Credit Facilities. The drawdown of the Acquisition Credit Facilities will also be subject to certain customary conditions for acquisition financings of the nature contemplated by the Acquisition Credit Facilities.

Item 5.2.                       Disclosure for Restructuring Transactions:

Not applicable.

Item 6.                                 Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7.                                 Omitted Information:

Not applicable.

Item 8.                                 Executive Officer:

The name and business telephone number of the executive officer of TransCanada who is knowledgeable of the material change and this report is:

Kristine L. Delkus

Executive Vice-President, Stakeholder Relations and General Counsel

Telephone: 403-920-2000

Item 9.                                 Date of Report:

April 7, 2016

Cautionary Statements Regarding Forward-Looking Information

This material change report contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of securities laws, including the “safe harbour” provisions of the Securities Act (Ontario), the Securities Act (Alberta) and the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The words “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “outlook”, “forecast”, “intend”, “target”, “plan” or other similar words are used to identify such forward looking information.

Forward looking information in this material change report may include, but is not limited to, statements regarding: anticipated business prospects; TransCanada’s financial and operational performance, including the performance of its subsidiaries; expectations or projections about strategies and goals for growth and expansion; expected regulatory processes and outcomes; the planned Acquisition including the expected closing thereof and the expected benefits thereof; plans regarding financing for the Acquisition; anticipated borrowings under the Acquisition Credit Facilities; repayment of the Acquisition Credit Facilities, through planned divestitures; planned changes in the Corporation’s business including the divestiture of certain assets; and the timing of the distribution of the Subscription Receipts pursuant to the Offering, including the expected closing date of the Offering, and the distribution of Common Shares upon the closing of the Acquisition. This forward looking information reflects TransCanada’s beliefs and assumptions based on information available at the time the information was stated and as such is not a guarantee of future performance. By its nature, forward looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such statements. Key assumptions on which our forward looking information is based include, but are not limited to, assumptions about: the timing and completion of the Acquisition including receipt of regulatory approvals and the approval of the Merger Agreement by holders of a majority of Columbia’s common stock; fulfillment by the Underwriters of their obligations pursuant to the underwriting agreement; that no event will occur which would allow the Underwriters to terminate their obligations under the underwriting agreement; the planned monetization of the Corporation’s U.S. Northeast merchant power business and of a minority interest in its Mexican natural gas pipeline business; inflation rates, commodity prices and capacity prices; timing of financings and hedging; regulatory decisions and outcomes; foreign exchange rates; interest rates; tax rates; planned and unplanned outages and the use of TransCanada’s and Columbia’s pipeline and energy assets; integrity and reliability of TransCanada’s and Columbia’s pipeline and energy assets; access to capital markets; anticipated construction costs, schedules and completion dates;  acquisitions and divestitures; and the realization of the anticipated benefits and synergies of the Acquisition to TransCanada including impacts on growth and accretion in various financial metrics. The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to: TransCanada’s ability to successfully implement its strategic initiatives; whether the Corporation’s strategic initiatives will yield the expected benefits; the operating performance of the Corporation’s and Columbia’s pipeline and energy assets; amount of capacity sold and rates achieved in TransCanada’s and Columbia’s pipeline business; the availability and price of energy commodities; the amount of capacity payments and revenues TransCanada receive from its energy business; regulatory decisions and outcomes; outcomes of legal proceedings, including arbitration and insurance claims; performance and credit risk of the Corporation’s counterparties; changes in market commodity prices; changes in the political environment;

changes in environmental and other laws and regulations; competitive factors in the pipeline and energy sectors; construction and completion of capital projects; costs for labour, equipment and material; access to capital markets; interest, tax and foreign exchange rates; weather; cybersecurity; technological developments; economic conditions in North America as well as globally; uncertainty regarding the length of time to complete the Acquisition and uncertainty regarding the ability of TransCanada to realize the anticipated benefits of the Acquisition; and the timing and execution of the Corporation’s planned asset sales.

Readers are cautioned against placing undue reliance on forward looking information, which is given as of the date it is expressed in this material change report or otherwise, and not to use future oriented information or financial outlooks for anything other than their intended purpose. TCPL undertakes no obligation to publicly update or revise any forward looking information in this material change report or otherwise, whether as a result of new information, future events or otherwise, except as required by law.